Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253432

PROSPECTUS ADDENDUM (to Amendment No. 1 dated October 3, 2018 to Prospectus Supplement dated September 25, 2018 and Prospectus dated February 24, 2021)

UBS AG

ETRACS 2xMonthly Pay Leverage Preferred Stock Index ETN due September 25, 2048

This prospectus addendum relates to the ETRACS 2xMonthly Pay Leverage Preferred Stock Index ETN due September 25, 2048 (the “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series B”. This prospectus addendum and Amendment No. 1 dated October 3, 2018 to the Prospectus Supplement dated September 25, 2018 and (the “original prospectus supplement”) will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of ETRACS, UBS AG prepared a prospectus supplement that was attached to a “base” prospectus, which has been replaced from time to time.

UBS AG has prepared a new “base” prospectus dated February 24, 2021. This new base prospectus replaces the prior base prospectus. Because the terms of your ETRACS otherwise have remained the same, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your ETRACS, which gives the specific terms of your ETRACS, together with the base prospectus dated February 24, 2021. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated as of a date prior to February 24, 2021, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated February 24, 2021, or to the corresponding section of that base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated as of a date prior to February 24, 2021, you should use the following website link to access the base prospectus dated February  24, 2021: https://www.sec.gov/Archives/edgar/data/1114446/000119312521054082/d138688d424b3.htm

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to February 24, 2021 that is provided in the original prospectus supplement. A table of contents for the new base prospectus is provided on page i of the February 24, 2021 base prospectus.

Risk Factors

The following summary supplements the section entitled “Risk Factors” beginning on page S-22 of the original prospectus supplement and shall be deemed inserted therein to follow the first paragraph of such section.

Summary Risk Factors

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You may lose all or a substantial portion of your investment —The Securities are fully exposed to two times any monthly decline in the level of the Index and do not guarantee any return on your investment. If the compounded leveraged monthly return of the Index and any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive are insufficient to offset the negative effect of all applicable fees, or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment.

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Correlation and compounding risk — A number of factors may affect the Security’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the Security will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the Securities for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for the applicable fees. In particular, significant adverse monthly performances of your Securities may not be offset by subsequent beneficial monthly performances of equal magnitude.

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Leverage risk — Since the Securities are two times leveraged long with respect to the Index, you will benefit two times from any beneficial, but will be exposed to two times any adverse, monthly performance of the Index, before the combined negative effect of the Accrued Fees and Redemption Fee Amount, if any. However, the leverage of the Securities may be greater or less than 2.0 during the periods between Monthly Reset Dates and/or Loss Rebalancing Reset Dates.

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Market risk — The return on the Securities, which may be positive or negative, is linked to the compounded leveraged monthly return on the Index. The return on the Index is measured by the Index Closing Level, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events (including domestic or global health events, including the outbreak of contagious or pandemic diseases, such as the recent coronavirus (COVID-19)) that affect the markets generally.

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Credit of issuer — The Securities are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by UBS Switzerland AG or any other third party. Payments on the Securities depend on UBS’s ability to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect their market value, if any, of the Securities, and you may not receive any amounts owed to you under the terms of the Securities if UBS defaults on its obligations.

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The Index Constituent Securities are exclusively ETFs and the value of an ETF may not accurately track the value of the securities in which such ETF invests — The Securities are linked to the performance of the Index, which is currently comprised of two ETFs. While an ETF is designed and intended to track the level of a specific index, fees, other transaction costs and other factors will prevent the ETF from correlating exactly with changes in the level of that index. Accordingly, the performance of the ETF may not be equal to the performance of the ETF constituents during the term of the Securities.

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Potential over-concentration in preferred stock — The Securities are linked to ETFs that invest exclusively in preferred stock. An investment in the Securities will increase your portfolio’s exposure to this asset class.

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The Index Constituent Securities are ETFs that incur additional management fees to the ETF’s advisors — The Index Constituent Securities are ETFs and each of the ETFs incur management and other fees that have historically averaged approximately 0.5% per annum of the value of their securities. Because the Securities are 2x leveraged, the value of the Securities will reflect ETF fees that are approximately two times the amount of the ETF fees you would otherwise pay if an investment was made directly in the ETFs. In addition to the ETF fees, the Current Principal Amount on your Securities will be reduced by the Accrued Fees. As a result, the fees incurred by investors in the Securities are substantially higher than if an unleveraged investment was made directly in the ETFs or in underlying preferred securities.

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Index Constituent Securities do not pay any cash distributions and the Reference Distribution Amount calculated as of the corresponding Coupon Valuation Date is zero. Similarly, the Stub Reference Distribution Amount (including as part of the Cash Settlement Amount, Redemption Amount, Call Settlement Amount or Acceleration Amount, as applicable) may be zero if the Index Constituent Securities do not pay any cash distributions during the applicable period.

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Potential acceleration — In the event the intraday indicative value of the Securities is equal to $2.00 (as adjusted to reflect any split or reverse split) or less on any Index Business Day, UBS may redeem the Securities, and you will receive a cash payment equal to the Acceleration Amount as determined during the Acceleration Valuation Period, and this may be significantly less than $2.00 per Security or zero if the level of the Index continues to decrease during such period. You will not benefit from any subsequent increase in the Index Closing Level after the end of the Acceleration Valuation Period, even if such increase occurs prior to the Acceleration Settlement Date.

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Decreases in the Current Principal Amount may result in a reduction in the Coupon Amount even if the gross cash distributions on the Index Constituent Securities remain constant or increase over time — Coupon Amounts are determined based on the gross cash distributions that a hypothetical holder of the Index Constituent Securities would have been entitled to receive in respect of the Index Constituent Securities held by the Securities on the record date with respect to any Index Constituent Security, and the number of Index Constituent Securities held depends on the Current Principal Amount. Accordingly, decreases in the Current Principal Amount may reduce Coupon Amounts even if gross cash distributions on Index Constituent Securities increase.

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A trading market for the Securities may not be sustained — Although the Securities are listed on NYSE Arca, we are not required to maintain this listing on NYSE Arca or list the Securities on any other exchange, and the trading market for the Securities may not be sustained. Certain affiliates of UBS may engage in limited purchase and resale transactions in the Securities, although they are not required to and may stop at any time. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the Securities set forth on the cover of this prospectus. We may issue and sell additional Securities from time to time and we may suspend or cease sales of the Securities at any time, at our discretion. Therefore, the liquidity of the Securities may be limited.

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Requirements upon early redemption — Redemptions are subject to minimum redemption amount of 50,000 Securities and the payment you receive upon early redemption will be reduced by the Redemption Fee Amount unless we waive these requirements in our sole discretion.

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Your redemption election is irrevocable — You will not know the Redemption Amount when you request to redeem your Securities and you will not be able to rescind your election to redeem your Securities after we receive your redemption notice. Nor will you know whether we will elect to accelerate the Redemption Valuation Date to the date we receive your notice. Accordingly, you will be exposed to market risk from the time we receive your redemption notice through the time the Redemption Amount is determined.

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Limited performance history — The return on the Securities is linked to the performance of the Index, which was launched on August 31, 2018. As a result, the Index has a limited performance history, and the future performance of the Index is uncertain. No future performance of the Index can be predicted based on the estimated historical or the historical returns described in this prospectus supplement.

➢	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

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UBS’s Call Right —If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the Securities. In addition, you may have to invest your proceeds in a lower-return investment.]

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UBS AG, UBS Securities LLC or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplement and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Prospectus Addendum dated February 24, 2021